National Bank of Canada: Schedule B of Form SBSE-A

Section II: Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

Category: 13A

Firm/Organization Name: ICE Data Services Inc.

Business Address: 32 Crosby Drive, Bedford, MA 01730, United States

Effective Date: 07/05/2016

Nature of arrangement: Chat/Communication tool. Surveillance of FO Communication.

Category: 13A

Firm/Organization Name: Global Relay Communications Inc.

Business Address: 220 Cambie Street, 2nd Floor Vancouver BC V6B 2M9

Effective Date: 07/11/2016

Nature of arrangement: Chat/Communication tool. Surveillance of FO Communication.

Category:13A

Firm/Organization Name: Amazon

Business Address: 40 King St W 47th floor, Toronto, ON M5H 4A9, Canada (Canada Office)

Effective Date: 03/10/2016

Nature of arrangement: NBC uses AWS's data centre (cloud service patterns: Iaas, Pass, Saas –

infrastructure, platform, software).

Category:13A

Firm/Organization Name: Bloomberg L.P.

Business Address: 731 Lexington Avenue, New York, NY 10022, United States

Effective Date: 03/03/2013

Nature of arrangement: Vault & Chat/Communication tool. Surveillance of FO Communication.

Category:13A

Firm/Organization Name: Iron Mountain

Effective Date: 03/01/2020

Business Address: 1 Federal St., Boston, MA 02110, United States

Nature of arrangement: Physical & soft record keeping/archiving. Legal (ISDA)

Section II: Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

Category:13A

Firm/Organization Name: Microsoft Corporation

Effective Date: 04/01/2021

Business Address: One Microsoft Way, Redmond, WA 98052, United States

Nature of arrangement: Chat/Communication tool.

Category:13A

Firm/Organization Name: FIS Global

Effective Date: 1/1/2020

Business Address: 601 Riverside Avenue, Jacksonville, FL 32204, United States

Nature of arrangement: FIS – Adaptiv application that allows to manage counterparty risk by calculating PFE (Potential Future Exposure) & the XVA (Valuation Adjustments).

Category:13A

Firm/Organization Name: Broadridge Financial Solutions Inc.

Effective Date: 07/17/2017

Business Address: 193 Marsh Wall London U.K. E14 9SG

Nature of arrangement: Broadridge Investor Communication Solutions - The Company offers proxy mailing, vote processing, shareowner communication, meeting, disclosure, prospectus, analytics, and financial communication solutions.

Category:13A

Firm/Organization Name: TriResolve

Effective Date: 01/27/2020

Business Address: Mäster Samuelsgatan 17, 111 44 Stockholm, Sweden, owned by the CME

Nature of arrangement: The application performs the swap/derivative portfolio reconciliation with our counterparties' portfolio and performs the reconciliation between the transaction that we have in Murex, and the ones that are reported to DTCC.

National Bank of Canada: Schedule B of Form SBSE-A

Section II: Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

Category:13A

Firm/Organization Name: IHS Markit

Effective Date: 12/10/2010

Business Address: 25 Ropemaker St., London, EC2Y 9LY, UK

Nature of arrangement: MarketServ - Supports the complete deal life-cycle from booking to automated confirmation and reconciliation. The system allows deals to be legally confirmed as part of the deal capture process. Dealers receive deals directly from brokers connected to the system (when dealing through a broker).

Category:13B

Firm/Organization Name: JP Morgan Clearing Corp.

Effective Date: 08/01/2011

Business Address: One Metrotech Center North Brooklyn, NY 11201 United States

Nature of arrangement: JP Morgan provides clearings services for the Bank.

Category:13B

Firm/Organization Name: BNY Mellon

Effective Date: 11/01/2010

Business Address: One Wall Street, New York, NY 10286

Nature of arrangement: BNY Mellon provides custody services for the Bank.

Category:13B

Firm/Organization Name: ICE LINK

Effective Date: 10/17/2018

Business Address: 32 Crosby Drive Bedford, MA 01730, United States

Nature of arrangement: Trade Affirmation Tool : Traders discuss with their counterparties directly (or the broker) via a SEF platform. Transactions are sent to ICE Link, then the two parties have to confirm the trade details. When the two parties have agreed on the detail, the trade goes to the clearing house.
